UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Bogota, November 21, 2016

Avianca Holdings S.A. (“Avianca”) informs that Monica Aparicio Smith, an independent member of the Board of Directors, resigned to her position on October 25th, 2016. This resignation is in process of being registered with the Public Registry of Panama.

The position will remain vacant until the next shareholders’ ordinary meeting, in which the replacement will be designated pursuant to Avianca’s Articles of Incorporation.

Investor Relations Office

+571 587 77 00

ir@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2016

AVIANCA HOLDINGS S.A.

By:	/s/ Elisa Murgas

	Name:	Elisa Murgas
	Title:	General Secretary, Vice- President of Legal Affairs